EXHIBIT 3

Media release

15 December 2003

Mayne completes paclitaxel purchase with NaPro

Mayne Group Limited announced today that it has completed the purchase of the worldwide generic injectable paclitaxel business from NaPro Biotherapeutics, Inc (NaPro).

Mayne announced the sale agreement on 26 August this year and it then required final approval from NaPro shareholders, who met and approved the transaction last Friday, 12 December, US time. The paclitaxel business and its assets are now being managed as part of Mayne’s US pharmaceutical business.

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in pharmaceuticals (the manufacture of oral and injectable pharmaceuticals for distribution to more than 50 countries), health services (pathology, diagnostic imaging, medical centres, pharmacy services), and health-related consumer products.

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